Exhibit 21.1

IMPAX LABORATORIES, INC.

Subsidiaries of the Registrant as of the date of this report:

	September 30,	September 30,
Name of Subsidiary	Jurisdiction of Incorporation or Organization	Ownership

Impax Laboratories (Taiwan) Inc.	Taiwan, Republic of China	100%

Prohealth Biotech, Inc.	Taiwan, Republic of China	57.54%